Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission.

RESIN PROCESSING AGREEMENT
FOR
URANIUM CONCENTRATES
(“AGREEMENT”)

EFFECTIVE DATE:	June 11, 2015

PARTIES:	Uranium One Americas, Inc., a Nevada corporation
901 North Poplar, Suite 260
Casper, Wyoming 82601
(“U1”)

Strata Energy Inc., a Delaware corporation
1900 West Warlow Drive, Building A
P. O. Box 2318
Gillette, Wyoming 82717
(“Strata”)

RECITALS:

Strata owns and operates uranium mines in Wyoming from which it produces uranium captured on ion exchange, uranium specific, compatible resins. Strata desires to engage U1 to strip, elute, precipitate, wash, dry and drum such uranium from the resins to produce dried uranium concentrate and perform additional related services as described herein.

U1 owns the Irigaray Central Processing Plant (“ICPP”) in Johnson County, Wyoming and has agreed to provide such services to Strata using the ICPP.

In consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

AGREEMENT:

1.     SCOPE OF SERVICES.

1.1     Processing of Uranium Resins.

During the Term (as defined below) of this Agreement and in accordance with all of the terms and conditions of this Agreement, Strata shall deliver uranium loaded resins (“Resins” or “Strata Resins”) produced from mining properties owned and operated by Strata as of the Effective Date of this Agreement and throughout the Term of this Agreement (individually, an "Owned Property" and collectively, the “Owned Properties”), to U1 at ICPP for stripping, eluting, precipitating (collectively, “Processing,” “Processed” or “Process”) and drying of the yellowcake precipitate from the Resins into uranium concentrate (“Concentrate”). Prior to, or at the time of, shipping Resins from Owned Properties, Strata shall certify in writing to U1 the particular Owned Property from which such Resins were sourced. U1 will Process Resins in accordance with U1’s then current standard operating procedures used at ICPP for processing of resins owned by U1 or other third parties (“SOP”). Strata, at is sole cost and expense, will arrange for the transportation and delivery of the Resins to ICPP and all such costs and expenses related thereto shall be invoiced directly to Strata for Strata’s account.

1.2     Delivery of Resins.

(a)     During the Term of this Agreement, Strata shall deliver Resins to U1 in batches of 400 to 500 cubic foot truckloads to provide a sufficient quantity to complete a Process cycle. No tanker truckload of Resins (“Truckload”) volume shall exceed 500 cubic feet of material. Strata shall notify U1 at least 15 business days in advance of the arrival of the first Truckload of Resins, then at least 2 calendar days in advance of each subsequent Truckload of Resins. Strata shall specify the quantity of resin to be delivered prior to each delivery. Deliveries shall be made during U1’s normal business hours at ICPP.

(b)     Resins shall be transported to ICPP in bulk tanker trucks of a type suitable for such use, approved by U1 in advance of any delivery. U1 will provide acceptable specifications for tanker trucks to Strata. The design of such trucks and the transportation of the Resins must conform to, and be carried out in compliance with, all applicable federal, state and local governmental laws, regulations and requirements, including without limitation those of the U.S. Department of Transportation and U.S. Nuclear Regulatory Commission (“NRC”). Each Truckload shall be identified by a number assigned by Strata. All Resins shall be delivered F.O.B. inside the gates at the ICPP.

(c)     In the event the external surface of any tanker truck carrying a Truckload to ICPP is determined by U1 to exhibit levels in excess of the limits for radioactive contaminants as prescribed in 49 CFR 173.443 (or any other applicable federal or state laws, rules or regulations) upon its arrival, U1 will promptly notify Strata by telephone of such radioactive contamination. If the contamination involves unusual or imbedded corrosion or other surface and/or subsurface contamination such that a tanker truck cannot be released after U1’s normal wash down under SOP, U1 will notify Strata of such contamination. If it is reasonably necessary to remove the contaminated tanker truck from the ICPP to accommodate other resin deliveries, transfers or related activities, or for other reasons, U1 will decontaminate as reasonably necessary to allow release of such tanker truck. The fee for such decontamination services shall be $[***], in no event to exceed $[***] per tanker truck without prior authorization (which may be oral or written) from Strata. Both parties shall negotiate in good faith to address decontamination costs in excess of $[***] per tanker truck. Notwithstanding the foregoing, however, U1 shall not be required to release any tanker truck which it believes to be contaminated, and if for operational reasons U1 needs to release a tanker truck whose decontamination costs will exceed $[***], U1 may perform the required decontamination and release that truck and charge Strata for the full amount of the decontamination.

(d)     Subject to the provisions of Section 1.2(c), U1 shall unload each Truckload delivered to the ICPP and reload the tanker truck with stripped Resin on the same day as the Truckload is delivered if reasonably possible. U1 will provide adequate storage facilities for the Resins, and will store the Resins separate from any other resins owned by U1 or any third party.

1.3     Unloading of Resins, Processing, Determination of Uranium Content and Inventory.

(a)     Truckloads will be received and Resins off-loaded from the tanker trucks as per the SOP. If Strata desires to have preliminary sampling performed on the Resins in a particular Truckload, Strata shall notify U1 in advance of the delivery of that Truckload, and U1 will then perform preliminary sampling to determine the estimated U3O8 content on the Resins. The cost of such sampling shall be charged to Strata at U1's standard rates, which shall not exceed the standard rates charged by commercial laboratories in the area. Within 3 business days of delivery of each Truckload to ICPP, U1 shall elute the U3O8 from the Resins and sample the resulting U3O8 bearing elution production solution from each Truckload for U3O8 concentration and possible contaminants. The eluted Resins (stripped resins) will be returned to a Strata tanker truck for return to Strata’s facilities, at Strata’s sole expense. Subject to Strata’s rights under Section 1.7, U1 shall have complete control of the Processing and sampling operations. Representatives of Strata may be present during, and observe, all or any part of the uranium recovery process including sampling, analysis operations, Processing and drying. Strata shall give U1 3 days’ notice of its desire to review and/or observe any part of such recovery process. All uranium sample determinations shall be reported to an accuracy of three significant figures.

(b)     Within 7 days after the above-described elution and sampling have occurred, U1 will notify Strata of the results of the assay of pounds of U3O8 content of the elution production solution from each Truckload, expressed to three significant figures. This determination of elution production U3O8 content (the “Estimated Weight Concentrate”) shall be used for purposes of Sections 1.3(d), 3.2, 4.1, 4.2, 4.3 and 4.4. U1 must report chemical determinations of possible contaminants to Strata within 14 days of elution and sampling, or within the typical cycle time for commercial labs, whichever is greater.

(c)     The elution production from the Strata Resins measured and expressed as the Estimated Weight Concentrate will be accumulated each calendar month, based on the Estimated Weight Concentrate of the elutions that have been completed to the pregnant eluate stage during the calendar month. The result of the elution production will be translated into equivalent pounds of U3O8, derived from an elution report similar to the form provided in Exhibit A, attached. During the Term, U1 will determine and maintain a record of the total routine production process losses of U3O8 content from the Estimated Weight Concentrate of the pregnant eluted stage through Processing and drying to Concentrate for all U3O8 Processed at the ICPP. The routine production process losses will be allocated between Strata Concentrate production and all other uranium concentrate production at the ICPP in a proportion (the “Production Losses Proportion”) stated as a percentage equal to (i) the Estimated Weight Concentrate of all Strata eluted Resins, divided by (ii) the total Estimated Weight Concentrate of all uranium eluted resins produced from all sources (including the Strata Resins) at the ICPP for the same period.

(d)     During the Term, U1 will maintain a record of the inventory of the Estimated Weight Concentrate of eluted Strata Resins and a corresponding inventory of Strata Concentrate (calculated in the manner described below). At the end of each calendar month, U1 will compile an inventory report, stating the Estimated Weight Concentrate of pounds from each of the elutions of Strata Resins for the month. Pounds eluted in the current month will be added to any existing Strata inventory of Estimated Weight Concentrate for prior months. Initially, U1 shall apply an estimated production losses factor to the inventory of Strata Estimated Weight Concentrate to arrive at an inventory of pounds of Strata Concentrate. Periodically, but no less often than annually, U1 shall calculate the actual Production Losses Proportion to be applied to the inventory of Strata Estimated Weight Concentrate and adjust the corresponding inventory of Strata Concentrate accordingly. The pounds of Strata Concentrate shipped from U1 in accordance with Section 1.5 and the pounds of Strata Concentrate transferred to U1 to satisfy the compensation fee for U1 in accordance with Section 4.1(b) will be deducted from the inventory of Strata Concentrate (unless Strata has pursuant to Section 4.1(a) elected a per-pound processing fee).

1.4     Chloride Content. If the chloride content of any Concentrate might exceed the Converters' (as defined in Section 1.5) specifications, then U1 shall first wash the Concentrate in a filter press in accordance with the SOP.

1.5     Packaging and Transportation to Converter.

(a)     Following Processing and completion of drying of the Concentrate, U1 shall package the dry yellowcake Concentrate in numbered steel drums approved for the storage and transportation of Concentrate. U1 will provide drums for Strata product, unless Strata specifies a certain drum type different than what ICPP uses (in which case, Strata shall pay for of the costs of such different drums).

(i)     Strata shall have the ability to ship a sample quantity of Strata material to one or more nominated Converters to enable a Converter to test Strata material prior to the commencement of regular deliveries to a Converter;

(ii)    Except as provided for in Section 1.5(a)(i), shipments of Strata material from ICPP will be in the form of dry yellowcake in complete Lots. [***]. Once a Lot is ready for shipment, U1 shall notify Strata, pursuant to a Drum Report in a form similar to Exhibit B attached hereto, of the total weight of Concentrate of the Lot and that the Lot is ready for shipment.

(b)     Once U1 has notified Strata that a Lot is ready for shipment, Strata shall provide U1 a schedule for delivery of the Lot(s) at ICPP to the Converter and shall notify U1 of the transportation carrier designated for transport of Concentrate Lot(s) to the NRC-licensed conversion plant designated by Strata (individually, a “Converter” and collectively, the "Converters"). Strata, at its sole cost and expense, will arrange with the designated carrier for shipment of the Lot(s) to the Converter and all transportation and delivery costs shall be invoiced directly to Strata for Strata’s account. Strata shall be responsible for risk of loss and insurance on the Concentrate once U1 has delivered the Lot(s) to the designated carrier at the ICPP. U1 shall provide storage for Strata’s Concentrate, but U1 shall not be required to store more than [***]. of Strata’s Concentrate at ICPP at any one time, and U1 shall not be required to store any Concentrate for more than [***]. If storage longer than this period is required by Strata, a cost for such extended storage must be negotiated in writing between U1 and Strata.

1.6     Resins and Concentrate Contaminants. All Resins shall be reasonably free of contaminants such as sand, soils, particulates, vanadium, arsenic or organics that would either compromise U1’s ability to recover U3O8 from the Resins in accordance with the SOP, or that would result in rejection of Concentrate produced under this Agreement by the Converter. Strata shall be responsible for any and all charges, penalties and costs imposed by the Converter as the result of the presence of any such contaminants in the Strata Resins. U1 shall be responsible for any penalties or surcharges levied by the Converter on Concentrate as a result of deviations from moisture and/or chloride content that are not within industry standards.EXCEPT AS SPECIFICALLY SET FORTH IN THE PRECEDING SENTENCE, U1 EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO URANIUM CONCENTRATE PRODUCED FROM THE RESINS.

1.7     Inspections and Audits. Strata shall have the right to inspect and audit (i) the facilities and procedures to be used by U1 at ICPP to dry, weigh, package and inventory the Concentrate and (ii) the U1 books and records of each assay or test of Strata's Resins, elution production solutions, Estimated Weight Concentrate and Processed Concentrate. The inspections/audits may be conducted prior to and at any time Resins are in possession of U1, including when being sampled, Processed, dried, weighed, packaged or stored. Strata shall have the right to take samples, split samples with U1, and/or review books and records related to any of the U1 procedures and inventory maintenance for Resins, including, sampling, processing, drying, weighing, inventorying, packaging, storing or shipping the Concentrate. Each such inspection/audit will be conducted only after 3 business days’ advance notice to U1, during U1’s normal business hours with a representative of U1 present, and shall be conducted in a manner that will not disrupt U1’s operations. All such inspections/audits shall be conducted at the sole risk of Strata, in accordance with U1’s standard safety procedures for third parties visiting ICPP and U1 shall not have any responsibility or liability for death or injury to persons engaged in any such inspection/audit or damage to their property unless that death, injury or damage occurs as a result of U1’s gross negligence or willful misconduct.

1.8     Processing of Resins from Other Sources. U1 shall have the right to process through the ICPP resins, slurry and other materials, either from its own mines or from third parties.

1.9     Third Party Claims. In the event any party other than Strata shall make a claim or demand, which U1 reasonably believes is being made in good faith, with respect to ownership of the Resins or the Concentrates produced there from, or the proceeds thereof, U1 shall notify Strata, and thereafter U1 shall have the right to delay further Processing or drying of any Strata uranium and retain at ICPP any Lots not yet delivered to a carrier for shipment to the Converter, until Strata shall have furnished to U1 a final decree of a court of competent jurisdiction, or other evidence reasonably satisfactory to U1, establishing Strata’s title to the Resins and the Concentrates produced there from, and rights to the proceeds thereof. Until Strata provides that decree or other satisfactory evidence, U1 shall in its sole discretion have the right to suspend any further acceptance of Resins, and any further Processing or drying of Strata uranium. Any storage provided by U1 pursuant to this Section 1.9 which exceed the storage period which U1 is otherwise required to bear under Section 1.5(b) this Agreement shall be paid for by Strata.

2.     TERM. This Agreement shall commence on the Effective Date set forth above and continue until December 31, 2019 (the “Term”). This Agreement shall automatically terminate at the end of the Term (irrespective of any event of force majeure claimed by either Party), or earlier as provided in Sections 10, 11 or 14. This agreement may be extended past the end of the term upon mutual written agreement between U1 and Strata.

3.     QUALITY AND QUANTITY SPECIFICATIONS.

3.1     Quality. Any Resins delivered by Strata to the ICPP shall be treated with the same procedures and reagent chemistry as those that are applied to U1 owned (or third party owned) resins, and must be anionic resins compatible with the elution chemistry at the ICPP. Only those resins listed on Exhibit C to this Agreement shall be acceptable for delivery as Resins under this Agreement. U1 shall be under no obligation to modify the elution chemistry at the ICPP to accommodate any Resins not listed on Exhibit C. If Strata delivers any Resins not listed on Exhibit C, U1 may reject such unacceptable Resins, or may elect to Process the unacceptable Resins and assess a surcharge on such Resins based upon the incremental operating cost and capital cost increases associated with the changes required to elute those Resins. Resins shall be of uniform density and contain no clumped material, significant sand or soils, or foreign, solid objects that would hinder discharge of the material from the tanker truck. If the Strata Resins contain sufficient debris that would interfere with the ICPP process, the installation of a resin shaker deck could be considered by U1 and Strata, installation of which would be at the sole expense of Strata.

3.2     Quantity.

(a)     On or before September 1st of each calendar year during the Term of this Agreement, Strata shall provide to U1 a delivery schedule specifying the annual amount of Estimated Weight Concentrate pounds to be delivered for the following calendar year (and the amount for 2015 shall be included in the delivery schedule delivered in September 1st of 2015). This schedule shall form Exhibit D of this Agreement. Except for 2015, Strata shall commit to deliver at least [***] of Estimated Weight Concentrate pounds each calendar year during the Term and the delivery schedule shall specify an annual total of at least [***] per each calendar year of the Term. The first Exhibit D provided by Strata shall include both 2015 and 2016 deliveries. The Exhibit D schedule shall provide for minimum and maximum deliveries of Resins during each calendar month of that calendar year, and for an annual total. Strata’s schedule of monthly deliveries in each calendar year shall be prorated on a proportionate basis so that within a variance of plus-or-minus 10%, 1/12 of the estimated annual delivery of Resins are delivered during each month and therefore 1/4 of the estimated annual delivery of Resins are delivered during each calendar quarter. Notwithstanding the foregoing, the parties may agree to modified monthly delivery schedules to account for the startup and wind down of production from well fields at Owned Properties. U1 will process Strata material in excess of the annual delivery schedule on a space-available basis subject to U1 plant capacity limitations, and reserves the right to reject any amount over [***]. U1 and Strata shall work together in good faith to schedule deliveries of individual Truckloads of Resins to the ICPP in a manner that allows U1 to meet its obligations under Section 1.2(d) .

4.     FEES; BILLING AND PAYMENT.

4.1     Processing and Other Fees.

(a)     [***].

[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]

(b)      [***].

(c)      [***].

(d)      [***].

4.2     Choice of Compensation. [***].

4.3     Billing and Payment.

(a)      [***].

(b)      [***].

(c)      [***].

(d)      [***].

4.4    Uranium Content of Resins.

(a)    Strata shall pay a surcharge on any Resins that are loaded with less than five pounds of U3O8 per cubic foot of Resin, to accommodate higher elution costs. The surcharges shall be assessed based on the Estimated Weight Concentrate calculation for each shipment of Resins and recovered in accordance with the following schedule:

Surcharge
(per lb. of
U3O8 contained in Resins
Average Load of U3O8 (lbs)/cu ft of	based on Estimated Weight
Resin	Concentrate calculations)
Greater than or equal to 4 but less than 5 pounds	[***].
Greater than or equal to 3 but less than 4 pounds	[***].
Greater than or equal to 2 but less than 3 pounds	[***].
Less than 2 pounds	[***].

(b)     The surcharges assessed pursuant to Section 4.4(a) shall be assessed on individual Resin Truckloads. All such surcharges shall be paid by Strata within 30 days after receipt of an invoice for the same. If Strata does not timely pay any such invoice, that amount shall be subject to interest at a rate of one percent (1%) of the past due amount per month for each month (or part thereof) that any amount is past due, compounded monthly.

5.     COMMINGLING; TITLE.

(a)     During each dryer cycle, U1 shall use reasonable efforts to remove uranium, slurry or concentrate from its tanks, pipes and drying and processing equipment. The parties acknowledge and agree, however, that removal of all concentrates is not possible and that following the elution of Resins some commingling of Strata’s U3O8 liquid bearing solution and Concentrate with U3O8 liquid bearing solution and concentrate not owned by Strata will occur. Due to this unavoidable commingling, the parties have agreed to base the quantity of Concentrate produced from the Resins on the Estimated Weight Concentrate calculation described in Section 1.3(b) . U1 shall at all times maintain accurate and current records of all Resin transfers delivered by Strata to ICPP for processing hereunder. If U1 is able to avoid all commingling of liquids and concentrates by the addition of equipment or storage capacity, payment on a dried pounds basis could be considered in the future.

(b)     Title to all Resins and Concentrate processed under this Agreement shall remain in Strata and shall in no event pass to U1, [***]

6.     RISK OF LOSS Strata shall bear risk of loss for all Resins until such time as the Resins are delivered to ICPP and unloaded from the delivery tanker truck for Processing and drying under this Agreement. Additionally, Strata shall bear risk of loss for (a) any Resins returned to Strata under the terms of this Agreement from the time the Resins are placed by U1 with a carrier for transport from ICPP to Strata and leaves ICPP facilities and (b) any Concentrate (following processing and packaging) from the time the Concentrate is deposited by U1 with a Strata contracted carrier at ICPP for transport off site, whether to a Converter for further processing or to any other destination. U1 shall bear risk of loss for any Resins or Concentrate of Strata only during such time as such Resins or Concentrate are located at ICPP; provided, however, that U1 shall not be responsible for losses of Concentrate that occur in the ordinary course of Processing. U1 shall compensate Strata for any lost Concentrate for which U1 is responsible as follows. U1 shall compensate Strata (a) for lost packaged Concentrate by delivery to the Strata inventory of Concentrate of U.S. origin concentrate with a U3O8 weight equivalent to the pounds of U3O8 of the lost Concentrate, (b) for U3O8 lost after the U3O8 is eluted from the Strata Resins but prior to packaging, by delivery to the Strata inventory of Concentrate of U.S. origin concentrate with a U3O8 weight equivalent to the pounds of U3O8 that reasonably would have been recovered if the Processing and packaging had been completed based on the Estimated Weight Concentrate of the lost processing run. U1 shall compensate Strata for lost Resins by (a) delivery to Strata’s account at the Converter of U.S. origin concentrates with a U3O8 weight equivalent to the reasonably estimated U3O8 that would have been recovered from the lost Resins based on the immediately prior Processing cycle of Resins that were not lost, plus (b) either replacement of lost Resins with resins of the same kind, quality and quantity, or the cash equivalent at then-current market replacement prices for such resins.

7.    INDEPENDENT CONTRACTOR. U1 shall perform under this Agreement as an independent contractor and shall at all times have and maintain complete control over the method of performing the services under this Agreement and its employees, agents, and subcontractors. Strata shall have no right or authority to direct or control U1’s employees, agents, or subcontractors in their performance under this Agreement, and neither U1 nor its employees, agents or subcontractors shall be deemed servants, agents or representatives of Strata Nothing contained herein shall be deemed to create, and the parties do not intend to create, any relationship of agency, partnership, or joint venture between them. This Agreement is, and the rights and obligations of the parties are, strictly limited to the matters set forth herein. Each of the parties shall have the free and unrestricted right to independently engage in and receive the full benefits of any and all business ventures of any sort whatever, whether or not competitive with the matters contemplated hereby, without consulting the other or inviting or allowing the other to participate therein. The doctrines of “corporate opportunity” or “business opportunity” shall not be applied to any other activity, venture, or operation of either party.

8.     INDEMNIFICATION.

8.1     By Strata. Subject to the limitations set forth in Section 23, Strata shall defend, indemnify, and hold harmless U1, its affiliate, subsidiary and parent companies, and its and their officers, directors, employees, agents and representatives (collectively, for purposes of this Section 8, “the U1 Indemnified Parties”) from and against any and all liabilities, claims, losses, damages, penalties, forfeitures, suits, and all costs incident thereto, including costs of defense and reasonable attorneys’ fees (collectively, for purposes of this Section 8, “Losses”), arising from or related to (i) any violation by Strata of any law, governmental regulation or order, in connection with its activities under this Agreement, (ii) Strata’s breach of any term of this Agreement, (iii) any decontamination of tanker trucks hereunder, (iv) any property damage, injury or death arising out of Strata’s exercise of its inspection rights under Section 1.7, which is not the responsibility of U1 under such Section 1.7, or (v) any grossly negligent or willful act or omission of Strata, its employees, subcontractors or agents. Additionally, if any of Strata’s employees or subcontractors (including any employee of such subcontractors) is unable to collect workers compensation benefits under Strata’s Wyoming workers compensation coverage with respect to any injury, loss, harm or damage in connection with the performance of this Agreement, Strata shall defend, indemnify, and hold harmless the U1 Indemnified Parties from and against any and all Losses arising out of or related to any such occurrence.

8.2     By U1. Subject to the limitations set forth in Section 23, U1 shall defend, indemnify, and hold harmless Strata, its affiliate, subsidiary and parent companies, and its and their officers, directors, employees, agents and representatives (collectively, for purposes of this Section 8, the “Strata Indemnified Parties”) from and against any and all Losses arising from or related to (i) any violation by U1 of any law, governmental regulation or order, in connection with its activities under this Agreement, (ii) U1’s breach of any term of this Agreement, (iii) any property damage, injury or death which is the responsibility of U1 under Section 1.7, or (iv) any grossly negligent or willful act or omission of U1, its employees, subcontractors or agents. Additionally, if any of U1’s employees or subcontractors (including any employee of such subcontractors) is unable to collect workers compensation benefits under U1’s Wyoming workers compensation coverage with respect to any injury, loss, harm or damage in connection with the performance of this Agreement, U1 shall defend, indemnify, and hold harmless the Strata Indemnified Parties from and against any and all Losses arising out of or related to any such occurrence.

8.3     Indemnification Procedures. If any claim or demand (a “Claim”) is asserted against any of the U1 Indemnified Parties or the Strata Indemnified Parties (for purposes of the Section 8.3, an “Indemnified Party”) in respect of which such Indemnified Party may be entitled to indemnification under this Agreement, or if an Indemnified Party otherwise believes it may be entitled to indemnification under this Agreement, written notice of such Claim (together with a reasonable description thereof) shall promptly be given to the other party (for purposes of this Section 8.3, the “Indemnifying Party”). Failure to provide such notice shall not relieve the Indemnifying Party of any of its obligations hereunder except to the extent the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall have the right, but not the obligation, by notifying the Indemnified Party within 30 days after its receipt of the notice of the Claim, to assume the entire control of (subject to the right of the Indemnified Party to participate, at the Indemnified Party’s expense and with counsel of the Indemnified Party’s choice), the defense, compromise, or settlement of the matter, including, at the Indemnifying Party’s expense, employment of counsel of the Indemnifying Party’s choice. Any damages to the assets or business of the Indemnified Party caused by a failure by the Indemnifying Party to defend, compromise, or settle a Claim in a reasonable and expeditious manner requested by the Indemnified Party, after the Indemnifying Party has given notice that it will assume control of the defense, compromise, or settlement of the matter, shall be included in the damages for which the Indemnifying Party shall be obligated to indemnify the Indemnified Party. Any settlement or compromise of a matter by the Indemnifying Party shall include a full release of Claims against the Indemnified Party which has arisen out of the indemnified Claim, and shall be made only with the consent of the Indemnified Party, such consent not to be unreasonably withheld or delayed. The Indemnified Party may participate in the defense of any Claim at its expense, and until the Indemnifying Party has agreed to defend such Claim, the Indemnified Party may file any motion, answer or other pleading or take such other action as it deems appropriate to protect its interests or those of the Indemnifying Party. If the Indemnifying Party does not elect to contest any third-party Claim, the Indemnifying Party shall be bound by the results obtained with respect thereto by the Indemnified Party, including any settlement of such Claim and all costs incurred by the Indemnified Party in the defense of the Claim including the reasonable cost of counsel.

9.     INSURANCE Strata shall, at its sole expense, maintain during the term of this Agreement with respect to its operations under this Agreement insurance with nationally-recognized carriers and policies which name U1 as an additional insured and which provide at least (a) general comprehensive liability insurance providing bodily injury, property damage, and personal injury coverage with a combined single limit of not less than $5,000,000 per occurrence and (b) automobile liability insurance (which covers the tanker trucks delivering the Resins) covering liability arising out of the ownership, maintenance, or use of owned, non-owned or hired autos or trucks with minimum limits of $5,000,000 combined single limit bodily injury and property damage. U1 shall, at its sole expense, maintain during the term of this Agreement with respect to its operations under this Agreement insurance with nationally-recognized carriers and policies which name Strata as an additional insured and which provide at least general comprehensive liability insurance providing bodily injury, property damage, and personal injury coverage with a combined single limit of not less than $5,000,000 per occurrence. In addition, each party shall comply with the workers’ compensation act of the State of Wyoming and carry and maintain in effect workers’ compensation insurance in compliance with the applicable workers’ compensation laws of Wyoming as amended from time to time. Prior to delivering Resins to ICPP, and from time to time thereafter, either party shall, at the request of the other party and as a condition to subsequent deliveries, provide the requesting party with duly executed certificates of insurance as evidence that the liability coverage(s) required in this Agreement are maintained in full force and effect. Each such policy shall contain provisions that the insurance company will have no right of recovery or subrogation against the named additional insured party, its affiliate, subsidiary or parent companies.

10.    FORCE MAJEURE. Any delays in or failure of performance by either party, other than the obligation to pay for services rendered or to pay penalties or late charges owed hereunder, shall not constitute a default hereunder if and to the extent such delays, or failures of performance, are caused by occurrences which are beyond the reasonable control of either party, as the case may be, whether or not reasonably foreseeable, including but not limited to expropriation or confiscation of facilities; acts of God or the public enemy; accidents, changes in law; compliance with any governmental law, regulation, or order, whether valid or invalid and whether now existing or hereafter created; act of war; rebellion or sabotage or damage resulting therefrom; flood; fire; lightning; epidemic; riots or strikes; restraint by court order or public authority; and the inability to timely obtain any required governmental permits, licenses or other approvals pertaining to operation of ICPP on terms reasonably acceptable to U1; but only to the extent such occurrences are not within the reasonable control of the party affected by the event of force majeure and which by the exercise of reasonable diligence such party is unable to overcome. Either party whose performance is affected by an event of force majeure must, promptly after it becomes aware of the event of force majeure, notify the other party of the nature of the event and the expected duration thereof. If either party is unable to perform its obligations under this Agreement as a result of an event of force majeure as described above for a period in excess of 180 consecutive days, the party not affected by the force majeure event may terminate this Agreement. Any event of force majeure declared by Strata shall not relieve Strata of its obligation to pay the shortfall amounts described in Section 3.2(c) .

11.    NRC LICENSE. The parties acknowledge that NRC Regulatory Issue Summary (“RIS”) 2012-06, dated April 16, 2012, states that the receipt and processing of “equivalent feed” (ion exchange resin media) at an NRC-licensed uranium recovery facility, whether conventional, heap leach, or ISR, does not require a license amendment when the resin is chemically and physically essentially the same as that which is currently processed, would be processed using the facility’s existing equipment, does not exceed the licensed uranium production limit and stays within the facility’s environmental and safety review envelope. With this understanding, U1 does not intend to apply for a license amendment to process the Strata Resins. However, if regulatory requirements change and an amendment or other approval of the processing in accordance with the current license is necessary, U1 will apply to the NRC for an amendment to its Source Material License [***] in order to permit it to process Resins in accordance with the terms of this Agreement. U1’s receipt of an amendment, or the approval of the processing in accordance with the current license, is a condition precedent to U1’s obligation to process Resins pursuant to this Agreement. If U1 does not receive such amendment, or the approval of the processing in accordance with the current license, U1 may terminate this Agreement upon notice to Strata, in which case both parties shall be fully released from all obligations hereunder.

12.    TAXES AND ROYALTIES. Strata shall be responsible for all property taxes and any other taxes or governmental charges, royalties or fees upon the mining, severance from the ground, ownership, possession, sale or use of any Resins, the uranium content of such Resins, and the Concentrate, including any such taxes or fees charged while the Resins or Concentrate are in the possession of U1 for processing under this Agreement, [***].

13.    REPRESENTATIONS, WARRANTIES AND ADDITIONAL COVENANTS.

13.1    Corporate Actions and Authority. Each of U1 and Strata represents and warrants to the other that:

(a) It is a corporation duly organized, validly existing, and in good standing under the laws of its state of incorporation, and is qualified to do business and in good standing under the laws of the State of Wyoming.

(b)     It has the requisite corporate power and authority (i) to enter into this Agreement and all other agreements contemplated hereby, and (ii) to carry out and perform its obligations under the terms and provisions of this Agreement and all agreements contemplated hereby.

(c)     All requisite corporate action on its part, and on the part of its officers, directors, and shareholders, necessary for the execution, delivery, and performance by it of this Agreement and all other agreements contemplated hereby, have been taken. This Agreement and all agreements and instruments contemplated hereby are, and when executed and delivered by it (assuming valid execution and delivery by the other party), will be, legal, valid, and binding obligations of it enforceable against it in accordance with their respective terms. The execution, delivery and performance by it of this Agreement will not violate any provision of law; any order of any court or other agency of government; or any provision of any indenture, agreement or other instrument to which it is a party or by which its properties or assets are bound; or be in conflict with, result in a breach of or constitute (with due notice and lapse of time) a default under any such indenture, agreement or other instrument. Notwithstanding the foregoing, no representation is made as to the availability generally of equitable remedies for the enforcement of this Agreement or any other agreement contemplated hereby. Additionally, this representation is limited by applicable bankruptcy, insolvency, moratorium, and other similar laws affecting generally the rights and remedies of creditors and secured parties.

13.2    Compliance With Laws. Strata and U1 each represent and warrant to the other that in conducting activities under this Agreement it will comply with all applicable federal, state and local laws, rules and governmental regulations, and, subject to Section 11, obtain and maintain any licenses which are required, in order to perform their respective obligations under this Agreement, including without limitation governmental regulations or licenses required by the U.S. Department of Energy, the U.S. Department of Transportation, or the NRC. Each of Strata and U1 will, upon written request by the other, provide reasonable proof of any required compliance and/or licenses.

13.3    Title to Resins. Strata represents and warrants that it will have good title to all Resins delivered to U1 hereunder, and that the uranium content of all Resins will consist of natural uranium, not irradiated nor in any degree depleted in U235 content.

13.4    Confidentiality. Each party, and its employees and agents, shall keep confidential and not disclose to any third party either (a) any information about the existence of this Agreement or its contents, except to the extent a party must disclose the existence of this Agreement to perform its obligations under this Agreement, such as to insurance brokers or companies or public carriers, or to affiliates, attorneys, auditors or financing sources, or (b) any information obtained about the other party or its financial or business operations as a result of this Agreement and the work performed hereunder, unless such information (i) hereafter becomes generally available to the public through no fault of the receiving party, (ii) has or may come into the possession of the receiving party from other than the communicating party and otherwise than in breach of a duty of confidence, (iii) is already in the possession of the receiving party at the time of its first communication from the communicating party, or (iv) is required to be disclosed by either party pursuant to applicable laws or stock exchange rules. To the extent either party is required by law or stock exchange rule to disclose any such information, it may do so only after providing the other party with not less than three business days to review and comment on any proposed release or announcement. Otherwise, each party is prohibited from issuing any press releases or other public announcements concerning this Agreement or any information generated pursuant thereto without the prior written approval of the other party. In addition, the parties specifically agree that any press release announcing the execution and delivery of this Agreement will specifically and expressly reference the fact that both parties’ obligations under this Agreement are contingent upon U1’s ability to obtain an amendment to its Source Material License from the NRC.

13.5    No Solicitation by Strata During the Term of this Agreement, Strata agrees not to hire, make offers of employment to, or solicit for employment, any employee of either U1 or independent contractors of U1 who are engaged in any activities at ICPP or any other facilities owned or operated by U1 in Wyoming, except to the extent any such employees or independent contractors respond to usual and customary advertisements for employees not specifically targeted at employees of U1 or independent contractors of U1, unless and until any such employee’s or independent contractor’s relationship with U1 has been terminated for at least one year prior to any such hiring, offer or solicitation.

13.6    No Solicitation by U1 During the Term of this Agreement, U1 agrees not to hire, make offers of employment to, or solicit for employment, any employee of either Strata or independent contractors of Strata who are engaged in any activities at facilities owned or operated by Strata in Wyoming, except to the extent any such employees or independent contractors respond to usual and customary advertisements for employees not specifically targeted at employees of Strata or independent contractors of Strata, unless and until any such employee’s or independent contractor’s relationship with Strata has been terminated for at least one year prior to any such hiring, offer or solicitation.

14.    LEGISLATIVE AND REGULATORY CHANGES. The parties hereto recognize that during the term of this Agreement legislative or regulatory changes may take place which could increase the cost of U1’s performance under the Agreement, in addition to direct costs which U1 may pass along to Strata pursuant to Section 4.1. If, from time to time subsequent to the Effective Date of this Agreement any federal, state, or local laws or regulations are adopted, or if any changes in, additions to, or more strict interpretations of existing federal, state or local laws or regulations are instituted (such as, but not limited to, those relating to the handling of uranium-bearing materials, land use, reclamation, water or air quality or other environmental considerations, employment, health, and safety, but excluding laws fixing tax rates on net income), the effect of which shall be to increase the cost of U1’s performance hereunder, U1 shall give written notice to Strata that such an increase in cost has occurred or is expected, including in such notice a statement of the estimated increase in the cost per pound of uranium, and the parties shall promptly and in good faith negotiate a compensating adjustment in the fee arrangement set forth in Section 4.1. If the parties are unable to agree upon the amount of such adjustment within 60 days after the date of U1’s notice, then at any time thereafter either party may by written notice terminate this Agreement.

15.    TERMINATION.

15.1    By Either Party. In addition to the termination provisions set forth in Sections 10, 11 and 14, (a) this Agreement may be terminated by either party upon 10 days’ prior written notice if the other party has breached any obligation under this Agreement through no fault of the party initiating termination, unless the breaching party cures or commences diligent efforts to cure the breach within 10 days after receipt of the notice; (b) either party may terminate this Agreement for any reason, with or without cause, upon [***] prior written notice to the other party, provided however, that such notice may not be given prior to [***].

15.2    Consequences. Termination of this Agreement for any circumstance set forth above will be effective on the date specified in the notice of termination (so long as that specified date is consistent with the provisions of this Section 15 and Section 10 or Section 14, if applicable), and termination of this Agreement shall not affect (a) either party’s obligation to pay monies owed to the other under this Agreement as of the effective date or such termination, or (b) the parties’ obligations with respect to Resins (including, without limitation, U1’s obligations to Process and dry the same and Strata’s obligations to pay for the same and pay any penalties attributable to the same) which have, as of the effective date of termination, been delivered to and accepted by U1 for Processing and drying.

16.    DELEGATION AND ASSIGNMENT. U1 may assign and delegate its rights and obligations under this Agreement to any third party purchaser or operator of ICPP. Strata may assign and delegate its rights and obligations under this Agreement to any third party purchaser of all, or substantially all, of the assets of Strata or in connection with a merger of Strata into an entity that succeeds to all or substantially all of the assets of Strata. Any such assignment and delegation by Strata, however, shall not change the definition of the terms “Owned Properties.” Otherwise, neither party shall assign or delegate to any third party any of its rights or obligations under this Agreement without the prior written consent of the other party, which such consent the other party may withhold in its sole discretion. Any permitted delegation or assignment of rights shall be made fully subject to the terms and conditions of this Agreement and such assignee must agree in writing to be bound by all such terms and conditions. In that event, the assignor shall have no further liabilities or obligations under this Agreement. Any assignment made in violation of this Section 16 shall be void.

17.    NOTICES All notices or other communications that are required to be given or may be given to the parties pursuant to the terms of this Agreement shall be sufficient in all respects if given in writing and if delivered (a) personally, (b) by reputable overnight courier, or (c) by registered or certified mail, postage prepaid, to the receiving party at the addresses set forth below. Each party may change the address at which it is to receive communications by written notice to the other party in accordance with the terms of this Section 17. Notice shall be deemed given on the date of delivery, in the case of personal delivery or delivery by courier, or on the delivery date as specified on the return receipt in the case of registered or certified mail.

Uranium One Americas, Inc.
Attention: President
907 North Poplar
Suite 260,
Casper, WY 82601
Facsimile No. (307) 237-8235

Strata Energy Inc.
Attention: President
P. O. Box 2318
Gillette, Wyoming 82717
Facsimile No.: (866) 468-5041

18.    APPLICABLE LAW. The validity, construction, operation and performance of this Agreement shall be governed in accordance with the laws of the State of Wyoming without giving effect to its principles of conflicts of law. Subject to the obligations of the Parties to arbitrate under Section 24, any action or proceeding relating in any way to this Agreement shall be brought and enforced only in the courts of the State of Wyoming or the federal court sitting in Wyoming, and the parties irrevocably submit to the jurisdiction of each such court with respect to any such action or proceeding.

19.    ENTIRE AGREEMENT. This Agreement constitutes the entire understanding between the parties hereto, and cancels and supersedes all prior negotiations, representations, understandings, and agreements, either written or oral, with respect to the subject matter hereof. Any changes, alterations, or modifications to this Agreement must be in writing and signed by all parties hereto.

20.    SEVERABILITY. The invalidity or unenforceability of any provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed as if such invalid or unenforceable provision were omitted.

21.    ATTORNEYS’ FEES. The prevailing party in any arbitration or litigation concerning the construction or interpretation of this Agreement, or either party’s performance of its obligations under this Agreement, shall be entitled to recover reasonable attorneys’ fees, costs and necessary disbursements actually incurred by it in any such proceeding, in addition to any other relief to which that party may be entitled. This provision shall be construed as applicable to the entire Agreement.

22.    BINDING AGREEMENT. This Agreement shall be binding upon and shall inure to the benefit of U1 and Strata, and their respective successors and permitted assigns.

23.    LIMITATION OF DAMAGES. NEITHER U1 NOR STRATA SHALL BE LIABLE FOR ANY INCIDENTAL OR CONSEQUENTIAL DAMAGES OR DAMAGES FOR LOST PROFITS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE TERMINATION HEREOF FOR ANY REASON.

24.    ARBITRATION. The parties hereto shall use their respective reasonable best efforts to settle any and all disputes, claims, controversies, questions or differences arising out of or relating to this Agreement or breach thereof. To this effect, in the event of any such dispute, the parties shall negotiate with each other in good faith to reach a resolution of that dispute satisfactory to both parties. If the parties do not resolve the matter within a period of 30 days after the parties have commenced efforts to resolve the matter, then upon notice by either party to the other party, the disputes, claims, controversies, questions or differences shall be finally settled by arbitration (rather than by judicial resolution) in accordance with the arbitration provisions set forth in the remainder of this Section 24.

The following procedural rules shall apply to any arbitration conducted pursuant to this Agreement:

(a)     Any controversy of claim arising out of or related to this Agreement shall be settled by final and binding arbitration conducted expeditiously in accordance with the AAA Commercial Arbitration Rules, the Optional Procedures for Large, Complex Commercial Disputes, and the Optional Rules for Emergency Measures of Protection (the “Rules”). In the event of a conflict between this Section 24 and the Rules, this Section 24 shall govern. The attorney-client and work product privileges will be honored in the arbitration as though the case was being determined in a Wyoming court.

(b)     The arbitration shall be conducted before three independent and impartial arbitrators, one to be appointed by each party within 15 days after either party gives written notice of the initiation of arbitration proceedings to the other party, and the third to be appointed by the two arbitrators selected by the parties, not later than 20 days after they have both been selected. The parties may elect by written agreement to conduct any arbitration before a single arbitrator mutually agreeable to them.

(c)     The arbitrators shall permit and facilitate such discovery as they determine is appropriate in the circumstances, taking into account the needs of the parties and the desirability of making discovery expeditious and cost-effective. Such discovery may include prehearing depositions, particularly depositions of witnesses who will not appear personally to testify, if there is a demonstrated need for such depositions. The arbitrators may issue orders to protect the confidentiality of proprietary information, trade secrets and other sensitive information disclosed in discovery.

(d)     The following rules shall apply to any arbitration hearing:

(i)     The proceedings shall be conducted in an expeditious manner and, to the extent possible, with the goal of having the final award rendered within three months after the selection of the arbitrators has been completed. The panel is empowered to impose time limitations it considers reasonable for each phase of the proceeding.

(ii)    The arbitrators shall actively manage the proceedings as they deem best so as to make the proceedings fair, expeditious, economical, and less burdensome than litigation. To provide for speed and efficiency, the arbitrators may:

(A)	Limit issues so as to focus on the core of the dispute;

(B)	Limit the time allotted to each party for presentation of its case and any rebuttal; and

(C)	Exclude testimony and other evidence they deem irrelevant or cumulative.

(e)     The arbitrators shall have authority to award any remedy or relief that a court of the State of Wyoming could order or grant. In making monetary awards, the arbitrators are empowered to award only compensatory damages. Each party hereby irrevocably waives any damages in excess of compensatory damages, including a waiver of any punitive or multiple damages. The arbitrators may, in their discretion, grant pre-award interest, and if so, such interest may be at commercial rates during the relevant periods. The arbitrators may, in the course of proceedings, order any provisional remedy or conservatory measure, including but not limited to attachment, specific performance, preliminary injunction or the deposit of specified security, which they consider to be necessary, just and equitable. The failure of a party to comply with such an interim order, after due notice and opportunity to cure such noncompliance, may be treated by the arbitrators as a default and all or some of the claims or defenses of the defaulting party may be stricken and partial or final award entered against such party, or the arbitrators may award such lesser sanctions as they deem appropriate. A request for interim or provisional relief to a court shall not be deemed incompatible with the agreement to arbitrate or as a waiver of that agreement.

(f)     Prior to rendering their final award, the arbitrators shall submit to the parties an unsigned draft of the proposed award (exclusive of any award of costs and attorneys fees) and each party, within three business days after receipt of such draft award, may serve on the other parties to the arbitration and file with the arbitrators: (i) a written statement outlining any claimed errors of fact, law, computation or otherwise; and (ii) a certification by the party’s counsel of the costs and attorneys’ fees directly expended in the arbitration. Within five business days after receipt of the written statement of each party to the arbitration, the arbitrators shall render their final award. The award shall briefly state the reasoning on which it rests.

(g)     In the final award, the arbitrators are authorized and encouraged to award, as the arbitrators deem fair and just, to the party deemed by the arbitrators to be the prevailing party, that party’s costs and attorneys’ fees as set forth in Section 21.

(h)     All deadlines specified in this Section 24 may be extended by mutual written agreement of the parties.

(i)     Each party shall be required to continue to perform its obligations under this Agreement pending final resolution of any dispute.

(j)     The procedures specified in this Section 24 will be the sole and exclusive procedures for the resolution of disputes between the parties arising out of or relating to this Agreement; provided, however, that, prior to the appointment of the arbitrators, a party may seek a preliminary injunction or other preliminary judicial relief in the courts of the State of Wyoming if in the judgment of that party such action is necessary to avoid irreparable damage or to preserve the status quo. Despite the initiation of any such judicial proceedings, the parties will continue to participate in good faith in the procedures specified in this Section 24.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

STRATA ENERGY INC.	URANIUM ONE AMERICAS, INC.

By:	By:

Name:	Name:

Title:	Title:

By:	By:

Name:	Name:

Title:	Title:

EXHIBIT A

EXAMPLE ELUTION REPORT

EXHIBIT B

EXAMPLE DRUM REPORT

EXHIBIT C

ACCEPTABLE RESINS

Lanxess Lewitit 6362
Dow 21K

EXHIBIT D

DELIVERY NOTICE

Monthly Delivery
Lbs. Estimated
Weight Concentrate (Note: to
be within +/- 10% of 1/12 the
annual amount below (or ¼ in
Year	2015, as the case may be)
2015 (by month)	September
October
November
December

2015 Annual Total:

2016 (by month)	January
February
March
April
May
June
July
August
September
October
November
December

2016 Annual Total
(Note: to be a minimum
of [***]):

2017 Annual Total

Monthly Delivery
Lbs. Estimated
Weight Concentrate (Note: to
be within +/- 10% of 1/12 the
annual amount below (or ¼ in
Year	2015, as the case may be)
(estimate) (Note: to be a minimum of [***])
2018 Annual Total (estimate) (Note: to be a minimum of [***])
2019 Annual Total (estimate) (Note: to be a minimum of [***])